FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of August, 2005


                                  UNILEVER N.V.
                 (Translation of registrant's name into English)

      WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: August 8, 2005

                    EXHIBIT INDEX
                    -------------

EXHIBIT NUMBER      EXHIBIT DESCRIPTION

99 Notice to the Netherlands Authority for the Financial Markets dated 8 August 2005 Transaction in Own Securities

Exhibit 99





The Netherlands Authority for the Financial Markets
Form for the disclosure of securities transaction in the own issuing institution

Part I

1.   Name of issuing institution                     : Unilever N.V.

2.   Name of person obliged to notify                : Unilever N.V.
                                                     : Weena 455
                                                     : 3013 AL Rotterdam, the Netherlands

Sort of security

3.   Sort of secrity                                 : depositary receipts of ordinary shares of NLG 1.12

4.   To be filled out if applicable:

        -       Nominal value of the security        : NLG 1.12
        -       Option series                        : not applicable
        -       Exercise date                        : not applicable
        -       Expiration date                      : not applicable


Transaction in the security indicated in questions 3 and 4

5.   Date of the transaction                         : see table

6a.  Number of securities acquired in
     the transaction                                 : see table

6b.  Number of securities sold
     in the transaction                              : not applicable

7.   Price of the securities                         : see table

8.   Open/Close (in case of options)                 : not applicable

        20-Jul-05            165,000            56.3076
        21-Jul-05            200,000            55.6878
        22-Jul-05            129,000            55.2524
        25-Jul-05            151,017            54.9700
        26-Jul-05            155,000            55.1677
        27-Jul-05            200,000            55.0012
        28-Jul-05            200,000            55.3848
        29-Jul-05            225,000            55.4511
        01-Aug-05            200,000            55.2391
        02-Aug-05            200,000            55.5266
        03-Aug-05            186,443            55.0806
        05-Aug-05            190,000            56.7278



Part II

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

- What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.       An institution which has issued or will issue securities within the
         meaning of Section 46, subsection 1:                       x Yes     No

2.       Any person who determines or contributes to the daily management of the
         institution:                                                 Yes   x No

3. Any person who supervises the management of the board of directors and the general affairs of the company and the entities connected with it:
                                                                      Yes   x No

4. Members of the board of directors and supervisory board of legal entities and companies which are connected with the institution in a group, with the exception of persons falling within the categories
         mentioned under 2 and 3:                                     Yes   x No

5. Persons providing directly or indirectly more than 25 % of the capital of the institution, as well as, in case the notification is done by a legal entity or company, the members of the board of directors and
         supervisory board of that legal entity or company:           Yes   x No

6.       Spouses and relations by blood or affinity in the first degree of the
         persons as mentioned in the categories 2 through 5 above:    Yes   x No

7.       Other persons running a joint household with the persons as mentioned
         in the categories 2 through 5 above:                         Yes   x No

8. Relations by blood or affinity of the persons as mentioned in the categories 2 through 5 above, which do not have a joint household with these persons, in case these relations by blood or affinity of the persons have more than 5% of the shares, or depositary receipts for shares, in the capital of the institution at their disposal, or will obtain more than 5% of the shares, or depositary receipts for shares,
         in the capital of the institution:                           Yes   x No

9. Members of the Works Council, the Group Works Council or the Central Works Council of the institution, as described in the Works Councils
         Act:                                                         Yes   x No

-     Is the disclosure made through the Compliance Officer of the issuing
      institution:                                                  x Yes     No

- If the transaction concerns an employee participation plan: date of granting of the option: not applicable

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Rotterdam,
Date: 8 August 2005


J.A.A. van der Bijl